Nexentis Technologies Inc.

Pinhas Sapir St. 3, Kiryat HaMada

Ness Ziona 7403626, Israel

April 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Nexentis Technologies Inc.
Registration Statement on Form S-3 filed on April 16, 2026
File No. 333-295100

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nexentis Technologies Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on Wednesday, April 29, 2026 or as soon as practicable thereafter.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +1 (312) 364-1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

Nexentis Technologies Inc.

By:	/s/ David Palach
David Palach
Chief Executive Officer